June 29, 2017

Alberto Zapata

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Mr. Zapata:

On April 24, 2017, Northern Lights Fund Trust IV (the "Registrant" or the “Trust”), on behalf of Main Sector Rotation ETF (the "Fund"), a series of the Registrant, filed Post-Effective Amendment Number 58 (the “Amendment”) to the Registrant’s Registration Statement. On June 8, 2017, you provided oral comments to the Amendment to Emily Little. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Redlined change pages are provided in certain portions of this letter to this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be made in a Post-Effective Amendment filed pursuant to Rule 485(b).

General

Comment 1. Please confirm that any blanks and incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Comment 2. Please define terms at their first use throughout the Registration Statement.

Response. Registrant has made the requested change.

Comment 3. Please supplementally provide the citation for the Exemptive Order received by the Trust, with respect to the Fund, permitting the Fund to operate as an ETF.

June 29, 2017 Page 2

Response. Please see File No. 812-14747; Investment Company Act Release Nos. 32662 (May 25, 2017) (Notice); 32686 (June 20, 2017) (Order).

Fund Summary – Fee Table

Comment 4. Please complete all blanks in the fee table and provide a copy of the fee table in the response to these comments.

Response. The fee table included in the Fund’s definitive prospectus is shown below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.28%
Total Annual Fund Operating Expenses	0.78%
Fee Waiver and Reimbursement(2)	(0.13%)
Total Annual Fund Operating Expenses After Fee Waiver	0.65%
(1)	Estimated for the current fiscal year.
(2)	The Fund’s adviser, Main Management ETF Advisors, LLC (the “Adviser”), has contractually agreed to reduce its fees and/or absorb expenses of the Fund, until at least July 31, 2027, to insure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses), or extraordinary expenses such as litigation (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser))) will not exceed 0.65% of the Fund's average daily net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the time the fees were waived or reimbursed), if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture. This agreement may be terminated only by the Trust’s Board of Trustees, on 60 days’ written notice to the Adviser.

Comment 5. Please remove Footnote 1 to the fee table and include only those disclosures permitted by Item 12 of Form N-1A.

Response. The requested change has been made.

June 29, 2017 Page 3

Comment 8. Footnote 3 to the Fee Table references an Expense Limitation Agreement. Please confirm that the recoupment of any waived or reimbursed fees may only be made if such recoupment may be made within the lesser of the expense limit in place at the time of recoupment or that in place at the time of reimbursement. Please further revise the disclosure accordingly.

Response. Registrant so confirms and has revised registration statement disclosures accordingly.

Fund Summary - Principal Investment Strategies

Comment 9. Please supplementally provide the Section 12 authority on which the Fund is relying in order to operate under a fund of funds structure for an ETF.

Response. Please see File No. 812-14747; Investment Company Act Release Nos. 32662 (May 25, 2017) (Notice); 32686 (June 20, 2017) (Order).

Comment 10. Please revise the strategy disclosure to explain that the Fund is an actively managed ETF.

Response. Registrant has added the following disclosure:

The Fund is an actively managed ETF and does not seek to replicate the performance of a specified index.

Comment 11. Please revise the strategy disclosure to address geographic and capitalization constraints on the Fund’s investments, if any. If there are none, please state as much.

Response. Registrant has added the following disclosure:

The Fund may invest without restriction as to issuer capitalization, country, or currency.

Comment 12. Please expand the Fund’s strategy disclosure to clarify whether the Fund will invest only in equity ETFs or if it will also invest in other ETFs including bond ETFs.

Response. As a principal strategy, the Fund’s ETF investments will be in equity ETFs. The Fund may invest on a non-principal basis in other ETFs including bond ETFs. Registrant has revised prospectus disclosure for clarification.

June 29, 2017 Page 4

Comment 13. Please disclose the factors the adviser will use to assess sectors in selecting Fund investments.

Response. Registrant notes that a description of the factors used is provided under the heading “Investment Process.” Registrant believes this disclosure is sufficient to provide investors an understanding of the Fund’s strategy without providing a roadmap that may allow someone to front run the Fund.

Comment 14. Strategy disclosure provides that “[t]he Fund will sell a security when it achieves its target price….” What is meant by “security”? Is this just ETFs or will the Fund invest in other things? Please revise the disclosure accordingly.

Response. Registrant notes that, as a principal strategy, the Fund will invest in ETFs. It may, however, as a non-principal strategy, invest in other types of securities including mutual funds, common stock and money market funds as described in the Statement of Additional Information (“SAI”). Registrant believes that existing disclosure using the term “security” is appropriate because it describes the adviser’s principal strategy with respect to the sale of Fund portfolio holdings regardless of the type of such holdings.

Comment 15. Strategy disclosure notes that the Fund is expected to have “low turnover.” What does that mean? Lower compared to what? Please revise the disclosure for clarity.

Response. Registrant has revised the referenced disclosure as follows:

The Adviser will actively manage the Fund~~, but expects to have low portfolio turnover by holding portfolio investments for 12-18 months on average~~.

Comment 16. Please move the paragraph that begins “The Fund’s investment objective may be changed without shareholder approval….” to Item 9.

Response. The requested change has been made.

Comment 17. Please consider revising the presentation of the strategy disclosures to merge the section titled “Investment Process” with the strategy disclosure.

Response. The requested change has been made.

June 29, 2017 Page 5

Comment 18. In the “Assessing Market Conditions” paragraph, reference is made to a “GICS sector.” What is that? Please explain and provide examples of sectors.

Response. Registrant has revised the Principal Investment Strategies disclosure as follows:

The Adviser determines the Fund’s target sector allocations by analyzing ~~GICS~~ market sectors and their underlying industries and sub-industries. The Adviser uses the Global Industry Classification Standard (“GICS”) in its sector analysis. GICS sectors include: energy, materials, industrials, consumer discretionary, consumer staples, healthcare, financials, information technology, telecommunication services, utilities, and real estate.

Comment 19. Please revise the last sentence of the “Assessing Market Conditions” paragraph with Plain English principles in mind.

Response. Registrant has revised the disclosure as follows:

The ~~rough its analysis the~~ Adviser identifies ~~undervalued~~ opportunities for near-term growth in value that are facilitated by events or changes within sectors that its research has identified as “undervalued.” ~~and then seeks to isolate catalyst events with the potential to lead to near-term value appreciation~~

Comment 20. Please enhance the “Identifying the Appropriate ETFs” disclosure to provide specific factors that are being evaluated in the Adviser’s “evaluati[on of] various factors in the respective ETFs.”

Response. Registrant notes that the requested disclosure is currently provided in Item 9. Registrant has added corresponding disclosure to the summary section as follows:

The Adviser then seeks to identify the most appropriate ETFs to implement its strategic asset allocation and ~~express~~ sector views by evaluating various factors in the respective ETFs including its underlying index and portfolio holdings, sector exposure and weightings, liquidity profiles, and tracking error.

Comment 21. Will the Fund be invested in securities other than ETFs? Will it invest in derivatives? If so, please disclose as much in the summary section of the prospectus.

Response. The Fund will not invest in securities other than ETFs as a principal investment strategy. The Fund will not invest in derivatives as a principal investment strategy.

June 29, 2017 Page 6

Comment 22. Please confirm that the Fund will look through the underlying ETFs in which it invests for the purpose of calculating concentration and compliance with its Fundamental Investment Restriction #7.

Response. Registrant confirms that, as disclosed in the SAI, to the extent the Fund invests in one or more ETFs that concentrate its investments in a particular industry, the Fund will examine its other holdings to ensure that the Fund is not indirectly concentrating its investments in a particular industry.

Fund Summary – Principal Investment Risks

Comment 23. The “Management Risk” references “stocks or other securities" and suggests the Fund may sell short. Please review the strategy and risks disclosure and either revise the strategy disclosure to describe such investment strategies.

Response. Registrant believes that reference to “stocks or other securities” is appropriate for the reasons articulated in response to Comment 14 above. Registrant has revised the risk disclosure to no longer reference short sales.

Comment 24. Please add corresponding strategy disclosure addressing the Fund’s investment in small and medium capitalization stocks.

Response. Registrant has revised the “Small and Medium Capitalization Stock Risk” to replace reference of “Stock” with “Securities.” Additionally, Registrant has reviewed and revised the Principal Investment Strategies disclosure in connection with other comments from the staff. Please see response to Comment 11 above.

Comment 25. Please consider adding (i) Sector Concentration Risk; and (ii) Equity Security Risk.

Response. Registrant has added the following risk disclosures:

Sector Concentration Risk. Sector concentration risk is the possibility that securities within the same sector will decline in price due to sector-specific market or economic developments. If the Fund invests more heavily in a particular sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector. As a result, the Fund's share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of sectors. Additionally, some sectors could be subject to greater government regulation than other sectors. Therefore, changes in regulatory policies for those sectors may have a material effect on the value of securities issued by companies in those sectors.

June 29, 2017 Page 7

Equity Risk. Equity securities are susceptible to general stock market fluctuations and to volatile increases and decreases in value. The equity securities held by the Fund may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors affecting securities markets generally, the equity securities of a particular sector, or a particular company.

Additional Information About Principal Investment Strategies and Related Risks

Comment 26. Information in Item 9 appears repetitive to that in Items 2-8. Information provided in Items 2-8 need not be repeated as Item 9 disclosures are intended to provide clarity to information previously disclosed. See General Instruction 3(a) to Form N-1A.

Response. Registrant respectfully declines to revise the referenced disclosure. Registrant does not believe that the noted duplication makes the disclosure “dense” or not “user friendly” as sought to be avoided per IM Guidance Update No. 2014-08 (June 2014), and instead believes that the repetition is necessary to provide an investor context for understanding the Fund’s strategy. Registrant believes that the existing disclosure provides the detail reasonably necessary to provide an investor an understanding of the types of investments used in furtherance of the Fund’s strategy without providing unnecessary, complicating detail that may confuse an investor. Registrant further notes that the disclosure provided in Item 4 is presented as per General Instruction 3.C.1.(b) for Form N-1A; “as simple and direct as reasonably possible and…include[s] only as much information as necessary to enable an average or typical investor to understand the particular characteristics of the Fund[.]” Emphasis added.

Comment 27. Please confirm that all comments from Items 2-8 are carried through Item 9, as appropriate.

Response. Registrant so confirms.

Comment 28. Please expand the disclosure for each factor in the “Identifying the Appropriate ETFs” section. Please provide a Plain English explanation of what each factor entails.

Response. Registrant believes existing disclosure is sufficient to provide investors an understanding of the Fund’s strategy without providing a roadmap that may allow someone to front run the Fund. Registrant notes that the Plain English requirements apply to the Summary Prospectus only while the remaining portions of the prospectus are required to be “clear, concise and understandable.”

June 29, 2017 Page 8

Temporary Investments

Comment 29. Please move this section to follow the Principal Investment Strategies disclosure and before Principal Investment Risks.

Response. The requested change has been made.

Portfolio Holdings Disclosure

Comment 30. If correct, please disclose that the Fund’s SAI is available on the Fund website.

Response. Registrant has revised disclosure to include reference to the Fund’s website, www.mainmgtetfs.com.

How Shares Are Priced

Comment 31. Existing disclosure provides, in relevant part, “In computing the NAV, the Fund values foreign securities held….” Will the Fund directly hold foreign securities?

Response. Registrant notes that the Fund may, as a non-principal strategy, invest in foreign securities as described in the SAI.

Statement of Additional Information

Types of Investments

Comment 32. Please confirm that the “Securities of Other Investment Companies” described, other than ETFs, are not a principal strategy of the Fund. What is the purpose of these investments? If this is not relevant disclosure, please consider removing.

Response. Registrant has reviewed the disclosure and believes it is relevant and appropriate. Please see response to Comment 14 above.

June 29, 2017 Page 9

Investment Restrictions

Comment 33. Fundamental Investment Restriction #1 indicates that the Fund may not issue senior securities, “except as otherwise permitted under the 1940 Act.” What does this mean? Please explain.

Response. The SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act. However, the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of “covering” fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund’s engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

Registrant has not included this level of detail in the SAI as a result of prior comment and consultation from SEC staff.

Comment 34. Investment Restriction 5 prohibits the Fund from investing “more than 25% of…[its] assets…in any one industry.” Please review and confirm this is accurate given the Fund’s strategy.

Response. Registrant so confirms.

Portfolio Managers – Compensation

Comment 35. Please describe the structure and method used to determine portfolio manager compensation. See Item 20(b) of Form N-1A.

Response. Registrant has revised the disclosure as follows:

Mr. Arthur, Mr. Concidine, and Mr. Fredericks have ownership interests in the adviser and will participate in business profits in accordance with their respective ownership interest ~~ingly~~. Mr. Arthur receives a monthly partnership draw, and each of Mr. Arthur, Mr. Concidine, and Mr. Fredericks receive an annual bonus.

June 29, 2017 Page 10

Purchase, Redemption and Pricing of Shares

Comment 36. Please consider noting that individual fund shares are purchased at market value.

Response. Registrant has added the following disclosure:

Shares of the Fund are listed for trading on the Exchange and trade at market prices rather than NAV. Shares of the Fund may trade at a price that is greater than, at, or less than NAV.

Comment 37. Please review the “Foreign Securities” disclosure in this section and revise references of “Fund” or “fund” to clarify if references are to this Fund or to an underlying fund in which the Fund may invest.

Response. Registrant has revised the referenced disclosure as follows:

Because certain of the underlying portfolio securities in which ~~of~~ the Fund invests may trade on days that the Exchange is closed or are otherwise not Business Days for the Fund, shareholders may not be able to redeem their shares of the Fund, or to purchase or sell shares of the Fund on the Exchange, on days when the NAV of the Fund could be significantly affected by events in the relevant foreign markets.

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If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

 /s/Emily M. Little

Emily M. Little